Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

TRANSCRIPT OF REMEC ACQUISITION

OF SPECTRIAN WEBCAST

Tuesday, June 11, 2002

TRANSCRIBED BY: JULIE L. BANTLEY, RPR, CSR NO. 11422

        MR. PFAU: Quickly. Okay. Thank you all for coming here. Welcome to the second day of the CIBC Telecommunications Food Chains conference.

        We're extremely excited by the lineup of quality companies we've got presenting over the course of the three days. My name is Dale Pfau For those of you who don't know me, I head up the wireless communications research group here at CIBC. One of the exciting things about being involved in wireless is the long relationship that we get to have with some of the superior companies in the wireless hardware world. And one of those we're real pleased this morning to have, REMEC, here to present. CIBC has been involved with REMEC, you know, since the IPO, and I personally for a very long time have known Ron and his people. So it's a distinct pleasure to have them here this morning to tell you a little bit about what's going on with their new move into the infrastructure worldwide. With that, Ron Ragland, CEO.

        Tell us what's going on, Ron.

        MR. RAGLAND: I can see that stocks in our segment aren't the only thing that's down. It looks like attendance is down pretty substantially, but I appreciate you all coming out to hear about REMEC this morning.I want to start by introducing a special guest here, Tom Waechter, CEO and chairman of Spectrian.

        And for those of you who have been following REMEC, you know that we're preparing to combine the two companies.

        Dave, you in the reading mood? Come on up.

        You guys are so much better than me at this. I get sarcastic.

        MR. WAECHTER: I'm going to read the forward-looking statement. "Certain statements in this presentation, including statements regarding anticipated cost savings and synergies of the proposed acquisition of Spectrian by REMEC and the opportunities that it will bring the combined company, are forward-looking statements that are subject to the risks and uncertainties. Results could differ materially based upon various factors including, and without limitation: The parties' ability to achieve the anticipated cost savings; the parties' ability to achieve the expected synergies; customer uncertainties related to the proposed acquisition or the economy in general; economic conditions and the related impact on wireless communication infrastructure spending; demand for REMEC's and Spectrian's products; rapid technology changes and evolving industry standards and adverse changes in market conditions in both the United States and internationally. Further information on factors that could affect REMEC's results are included in REMEC's annual record on Form 10-K for the year ended January 31, 2002 on file with the Securities and Exchange Commission. Further information on factors that could affect Spectrian's results are included in Spectrian's annual report on Form 10-K for the year ended March 31, 2001 and Forms 10-Q for the interim quarters."

        Thank you.

        MR. RAGLAND: Thank you, Dave Morash, our chief financial officer. And he'll present to you here following my comments.

        Overview. For those folks not familiar with REMEC—by the way, strap on your seat belts because we have a lot of information to view in the next 26 and a half minutes.

        We're a wireless telecommunications company that's viable out of the defense industry. We literally—our belief about REMEC is we're very broad in our technology skills, running all the way from RF to [unintelligible]. We cover every microwave functionality required to implement either wireless art and microwave electronics systems. We have a proven vertical integration strategy that has really been the core to our success in the defense business where we started in "83 and overcapitalized with $3,000 and built the leading—and I recognize everybody's leading at everything. We've even taken it out of the tag line. It's such an overused word. But we are the leader in defense economics. We'll talk about it briefly. We have in our opinion leadership in our market sector. The economic downturn, although it's getting very painful, I think the chemotherapy is almost over for our industry. It's painful, but it's been a real boon to REMEC in terms of making the marketplace, I should say, a more enjoyable place for folks who believe in a viable business plan. The industry consolidation strategy has worked very well. In our opinion we're proud and we'll make a lot of comments today about Spectrian as our most recent consideration to bring that family and be part of ours. And also we've established a global footprint in our offshore manufacturing and other things. We think it's really key to our future success. I like to tease my British friends that the sun never sets on the REMEC empire. We have a number of operations in California; Palm Beach, Florida; Dallas; Toronto. We have a research operation. We have an offshore manufacturing facility in Costa Rica and also in Laguna, Philippines. Both are tax-free trade zones. We have an operation in Aylesbury, United Kingdom; Oulu, Finland; and then our latest company is in Shanghai, with sales operations also in Asia.

        The market segments. We have three product-facing segments. Defense and space, mobile wireless, and broadband wireless. We have a global manufacturing operation. We're putting tremendous energy into the evolution of our advanced technology area. I'll make these brief comments as we proceed.

        The strategy is for REMEC to have a broad implementation technology to allow us to be the leader in the industry in integrating a vertical system solution to the customer. In the defense marketplace this has been the key. I'll give you one sharp little insight: When the company was about five years old the average component that we sold to [unintelligible] to our defense department was about $200 a unit. Today on the F-22, which I'll talk about briefly in a minute, we supply just shy of a million dollars of product per aircraft, and the average unit price is ten—in excess of $10,000 a unit. And the way that we have grown and evolved in defense is because of this expertise in taking the full spectrum of microwave functionalities and components and combining it into an integrated system where you get the desired performance at a substantially higher reliability, lower parts, single package. Bottom line, a substantially lower cost. We believe that the opportunities to the commercial industry is Yogi Berra's deja vu all over again. We've been there. We've done that. We understand that evolution. And we think that integration is still the key to our success. And it is also the root cause of the merger between REMEC and Spectrian, and I'll tell you about that as we go forward.

        The broad product offering allows us to give our OEM partners a one-stop shop. This is extraordinarily important to them, and it also gives us a huge leverage in punishing the supplier who has a broad or narrow product line. The advanced technology that we possess in our design and manufacturing process in our opinion is at the leading edge of our industry. We intend to keep it there. We are trying to build a business model that will merge both being an OEM partner and a niche product sales organization. To be a good OEM partner in the marketplace, gross margins have to be held to a reasonable number. In our opinion, that's in the 30 to low 30 percent gross margin. If you do your product right in a niche market—and we do intend, by the way, that those niche products do not step on the toes of our valuable OEM customers. If you do your products right then you can get more than 50 percent gross margin. It's that desire to blend product margins for a higher return on the investment, and also there are some very substantial synergies in the marketplace by serving the OEM and the niche products. That's the point of strategy.

        The defense business has never been healthier. It balances the commercial market volatility. We have a low-cost offshore manufacturing capability in tax-fee environments.

        And we'll be in control of our destiny when this market does turn around. And we'll be able to—well, let me just say it this way, we're not going to give what we believe to be a substantial competitive advantage to the contractor manufacturing industry.

        We will continue to keep our eyes open for effective industry consolidation opportunities and it's certainly our intent to retain strong financial resources.

        I'm going to make very, very brief comments about the industry. First of all, defense and space.

        I've said that we're a leader. Obviously the upswing proves as an example. It's the most sophisticated microwave platform in the world today. We're sole source providers of $1 million dollars worth of product—just shy of $1 million on the electronic warfare [unintelligible] systems.

        A couple comments: We're at a record high defense backlog, just shy of twenty months—nineteen to twenty months. Prior to this achievement a record backlog in REMEC's history would have been ten to thirteen months. So very, very strong order input. Very strong position. A key [unintelligible] position on a huge number of new major opportunities, including the JSF fighter where we'll morph the F-22 technology into retrogram. The nice thing different about the F-22 and JSF is they're going to build about twenty times more JSFs than they do F-22. Let's see. Another comment I was going to make—let's skip it. Forgot it.

        Mobile wireless. We're in the business of serving coverage enhancement, cellular, and PCS base stations, the in-building coverage solutions. In the coverage enhancement they're just primary product.

        Current in our scope is mass amplifier boosters to give an additional power amp sales to the service providers. And what this does is give a capacity enhancement to existing base stations with upgrades.

        We think that's going to be a significant market. In the cellular and PTS base stations, as we talk about Spectrian we'll point out that the real opportunity here is for an integrated base station that will give the desired performance in a substantially smaller package at a significantly reduced cost.

        And then we're making a significant investment in in-coverage building solution. This is one of a number of programs I wanted to give you an insight on today. We're investing in in-building solution at the rate of about a million dollars a month—or a million dollars a quarter R&D.

        In broadband wireless, the key opportunity here is we continue to be a major supplier of components and modules. In the fixed wireless access solution with the acquisition of the [unintelligible] assets out of bankruptcy, we believe and we're told by our customer community primarily in the less developed countries, that we have the leading solution in the industry. One should expect that you'll start seeing that revealed. We feel very confident about it.

        We have also designed a modular point-to-point radio that spans the full range of low capacity to high capacity, 128 QAM. And our radio in the low capacity area will be, in our opinion, as good or better than any radio in the industry, and it will sell for less than a thousand dollars in quantity. The high cap will be approximately 30 percent more in large quantity. We've received our first orders in the module radio and we'll be delivering production this summer.

        The manufacturing, I won't go into great detail here. Other than—oh, on that previous slide I wanted to mention that the investment the corporation is making in research and development on a quarterly basis at this moment is $5 million a quarter on fixed wireless access and the point-to-point radio. Okay.

        In the manufacturing area, we have opted not to disable our offshore manufacturing capabilities.

        We think it's absolutely critical to the recovery, and in this environment where there has been so much attrition in capability we believe it's a wise investment to keep these resources fully enabled.

        The result of that is that we're losing approximately $3 million a quarter in doing so here. But we will have the response capabilities. It's also a key factor in Spectrian acquisition. We'll talk about that later as—I'll just give you a brief comment.

        The combination of REMEC and Spectrian will fill our offshore manufacturing facilities and have an impact on loaded labor rate of approximately two-thirds reduction. So—and I want to point out also that this move to achieve capacity in our facilities will not disable the contract manufacturers that Spectrian has relied upon. They've done an outstanding job.

        And we've got some cleverness in our hip pocket about how we can make these two current excellent suppliers flexible and strategic partners of REMEC going forward as we opt to provide our customer community second sources on manufacturing. There are—let's just say there is some cleverness afoot, and we're going to certainly do our best to communicate with the existing Spectrian performers so this is a win-win situation across the board.

        In advanced technology, huge investment in MMIC power amplifiers. We also are investing in what we believe to be leading edge artificial intelligence capability. We're also moving to capture a position as industry leader in the rod components area. I would say over the next year you'll see a lot of evolution and a lot of chest pumping on our part about the evolution of our advanced technology capability.

        Now, REMEC and Spectrian. REMEC—the combination of REMEC and Spectrian accelerate both our goals. Spectrian approached us because quite simply they did not feel that they could afford the three to four years that it would take to address the integrated solution problems for the base station.

        Now, REMEC has power amplifier capability, and quite frankly the expressions of interest and respect for REMEC's power amplifier design capability has been very evidenced with the customer community.

        You'll see results of that in the near future. But what we did not have is legacy and critical mass.

        And so in addition to a lot of synergies I'll talk about later, the legacy and critical mass that Spectrian brings to our power amplifier capability will solve some of the frustrations we've had in the last few months where we end up No. 1 technically and No. 1 cost-wise, but, "Golly, you're only such a small part of the market how can we rely on you for such a big job." Legacy and critical mass, absolutely critical.

        The REMEC restructuring which we completed over the past year is yielding about $40 million in savings annually. We still have about $12 million that we think we'll achieve in the second half of this year. And by the way, if I can just add up the numbers I've given you so far, the investment in in-building coverage sits well [unintelligible] of modular radio, and the keeping of the manufacturing facilities offshore able to respond to an upturn and the—I'm brain dead. What I just—oh, advanced technology, I did not mention. We're investing about $1 million a quarter in advanced technology. So you add those up and right now we are opting to make wise investments to total $12 million a quarter. And we think to succumb to a less forward looking perspective and trim those things we think are absolutely essential to our destiny would not be the value we hope to deliver to our shareholders and our employee team.

        The combined microwave engineering and research and development team with Spectrian and REMEC is going to be very formidable. Really an ideal overlap between regions, customers, and programs between the two companies. Certainly going—very importantly going to permit us combined to have a world class global sales organization. And the flexible Spectrian outsource model that's already in place allows for a very, very efficient transfer of product to our offshore manufacturing capabilities. It combines two very balanced sheets, and we're just excited as hell about the integration of the management team. Errol Ekaireb who has done an outstanding job at REMEC as COO is retiring. And that's Errol's choice. It's not the standard—let's just say it's not the standard. Errol, very, very proud. We're very proud of what Errol has achieved. And Tom is going to be coming on board as the next COO and president, so we're very pleased with that.

        I have to accelerate. I'm too wordy here.

        REMEC, if you haven't—if you're not familiar with the terms, go back to one of the other conference calls because it's all been spelled out a number of times. We're about Spectrian. Tom's giving a presentation; it will go into detail about Spectrian's capabilities. But we've known them for years, respected them for years, and it's time we become one company. It's a strong strategic combination. We have very complementary customer bases. It gives us a—a real ham and eggs in terms of where our specialties and our strengths are.

        Combined we think it's extremely strong. It's going to give us very strong North American, European, and Asian engineering centers. We have a—combined we believe we will have in excess of $150 million cash without debt.

        This pictorial deserves more words. Tom will give them in his presentation. But basically the blue area plus the antenna and power indicate that with REMEC and Spectrian combined we're going to be able to provide the customer community the leading integrated solution in the marketplace.

        Okay. Dave, I accelerated. We've still got a minute.

        (Unintelligible discussion.)

        MR. MORASH: Actually we have an earnings announcement next Monday, so I'm not going to go into the financials in terms of the specifics. I'll leave that to next week. So just talking about the strategic synergies and the financial impact. We see synergies roughly of $20 million in the first year and annualized operating synergies of over $30 million in terms of the exit rate at the end of the—at the end of the first year. Talking about revenues, growth synergies, manufacturing cost reductions, operating defenses, and purchase leverage. And we have already met with Tom a couple of times on the integration team in place, and we're in the process of putting together the full integration plan that would be ready to be switched on as the merger is completed. One other thing is we spent the last year doing the restructuring agreement, putting in new systems, and so forth, and I think that will put us in good stead to complete the integration.

        Just looking at the synergies for the first year. We have not been aggressive relative to the sales synergies. I believe that there's probably some additional synergies in this area as we saw to their customer rate and vice versa. There is not a big overlap in the customer base, so I think that is a real opportunity there.

        Manufacturing and purchasing. Ron has talked about manufacturing. We believe that there are some substantial purchasing synergies that can be achieved through the combined size of the company.

        Operations, relating to transfer of manufacturing offshore. QA, R & D, not going to go into the specifics of each of them. But basically to let you know that we've looked at each of those areas and we feel pretty comfortable about achieving those synergies. Areas like IT, it's eliminating their software cost. Facilities, we've got a facility that's five miles away from their facility. We'll be combining the two operations and saving the cost of one of those facilities.

        In terms of consolidated financial positions, as Ron has mentioned we've got roughly $150 million dollars in cash combined.

        We just got—the federal government was just kind enough to send us a $10 million check and another $4 million to come over the next couple of months.

        We've announced that we're selling our buildings.

        We've got about $10 million in building sales either closed or about to be closed. No debt. And we've got a projected consolidated net worth of around $450 million. As I said, I'm probably not—not too much reason to go into some of these. As I say, we'll go into them in greater detail. You can see we've gotten into kind of a—basically [unintelligible] and operating cash flow over the last few quarters. Just to—in general some of our targets in terms of financial targets that restructure the business to focus on product lines. The reorganization to eliminate the debt in operation really resulted in about 18. This will be the 19th acquisition.

        Historically we've kept them independent. Over the last year we've been working to integrate those and integrate the system. We've just come up with a new ERP system on a worldwide basis that went live in February, and so we're looking to fully integrate those operations, and close and consolidate particularly the onshore manufacturing and moving the—moving the manufacturing off shore. We took a one-time charge of $33—almost $34 million last year, as well as an in-process R & D charge of $6 million.

        As Ron mentioned, we've had annual cost reductions last year of about $40 million. We're projecting another $10 million. Looking to complete the offshore manufacturing move, maximize efficiency on capital spending by not having all of these different locations and centralized cash. So in-buildings, spending, accounting, centralized supply chain, again, there's not two supply chains.

        One is the consolidation, as we now have access to worldwide purchasing. And beyond that we'll be integrating Spectrian into the supply chain system, looking to reduce our manufacturing cost of about 50 percent of the billed material. We're aggressively looking at worldwide tax planning. We continue through this difficult period to continue to spend on R & D, as Ron mentioned. And we've tied the bonuses to performance to look at moving back into a positive cash and earnings targets. This is—the target that we're looking at; getting back to the sales at $300 million in profitability in the second half, moving growth margin back up to 30 percent and net income up to 5 percent, and reducing our growth targets. Obviously difficult in this kind of environment, but we've set some pretty aggressive but achievable targets. Looking at the operating cash flow of $1 million a month, again, on the targets, R & D increase, the MRI radio, MMDS, nanowave, and elsewhere, we are pretty filled up on the acquisition side at this point. But I think I can say that certainly the Spectrian acquisition pulls into the creative synergistic area in terms of—in terms of our criteria, and looking at driving the tax rate down to 25 percent.

        Ron.

        MR. RAGLAND: Thanks, Dave. Okay. I got two and a half minutes left.

        Certainly a goal is to get this Spectrian acquisition completed. Without review we expect it to complete approximately mid-July. With review it could be as late as mid- September. We're very excited about it. The competitive field in our industry has been significantly reduced. I referred to the industrial equivalent of chemotherapy—by the way, I lost my hair the natural way. So we're glad to see an industry that's going to require a sound and viable business plan in order to succeed.

        But there has been substantial consolidation. Substantial attrition of companies that haven't been able to get through the pain. And it's going to be a wonderful market. The question, of course, for all of you and for us, is when, and there is no prediction here. But we are prepared to go forward and succeed. The market share growth and to our cleverness and the quality of our products, we're not going to wait for the turnaround.

        And, you know, one thing, Dave, you said out there, I think of the REMEC employees who have always worked hard, that's how they turned $3,000 into a real company. But the team that never worked harder—and we're not one of the companies that pays bonuses when we don't deliver performance to our shareholders. So the guys who are working the hardest that they have ever worked, doing the best work that I think I've ever observed, and the rewards will come.

        Very strong combined balance sheet. We're proud of our restructuring. We're restructuring for substantial growth. We've seen tremendous market opportunity. The green sheets are there. They're not busting out of the ground and growing like bamboo, but they are there, and we're excited about it. And hopefully you'll see some results of that in the not too distant future.

        You cannot imagine how much I hate getting a tax refund check. We're not in the business of getting tax refund checks. We're not lowering our tax rate aggressively for any reason other than we want back like we've been through the history of the company, solid profitability and solid positive cash flow. If it sounds like we're confident, there is an explanation: We are confident.

        Two, one, zero, I'm done. Thank you.